EXHIBIT 1.1

SIERRA WIRELESS, INC.
ANNUAL INFORMATION FORM
for the Fiscal Year Ended December 31, 2011

Dated:  March 5, 2012

Sierra Wireless, Inc.

Annual Information Form
March 5, 2012

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	2

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Background	7
Products and Solutions	9
Summary	10
Machine-to-Machine	10
Mobile Computing	13
Customers	15
Product Development	15
Marketing	16
Manufacturing	17
Competition	17
Employees	18
Intellectual Property	18
Governmental Regulation	18
Foreign operations	19
Additional Information Concerning Our Business	19

RISK FACTORS	19

DIVIDENDS	19

DESCRIPTION OF CAPITAL STRUCTURE	19

Credit Facilities	20

MARKET FOR SECURITIES	20

DIRECTORS AND EXECUTIVE OFFICERS	21

Directors	21
Executive Officers	23

CODE OF BUSINESS CONDUCT	24

AUDIT COMMITTEE	25

Mandate of the Audit Committee	25
Composition of the Audit Committee	30
Relevant Education and Experience	30
Reliance on Certain Exemptions	31
Audit Committee Oversight	31
Pre-approval Policies and Procedures	31
Auditor Independence	31
Auditors’ Fees	31

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	32

LEGAL PROCEEDINGS	33

OFF-BALANCE SHEET ARRANGEMENTS	36

CONTRACTUAL OBLIGATIONS	36

QUORUM EXEMPTION	37

REGISTRAR AND TRANSFER AGENT	37

MATERIAL CONTRACTS	37

EXPERTS	37

ADDITIONAL INFORMATION	37

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks;

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

CURRENCY

Unless otherwise indicated, all figures are stated in U.S. dollars.

CORPORATE STRUCTURE

Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company”, “the Corporation” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993.  The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer.  The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing Common Shares in the capital of the Company to new Common Shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all Preference Shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization.  All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless (UK) Limited	United Kingdom
Sierra Wireless (Asia-Pacific) Limited	Hong Kong
Sierra Wireless (Australia) Pty Limited	Australia
Sierra Wireless Technology (Shenzhen) Ltd.	China
Sierra Wireless Japan KK	Japan
Sierra Wireless France SAS	France
Sierra Wireless Luxembourg S.à.r.l.	Luxembourg
Sierra Wireless S.A.	France
Sierra Wireless Hong Kong Limited	Hong Kong
Sierra Wireless Solutions and Services S.A.	France

Sierra Wireless South Africa (Proprietary) Limited	South Africa
Wavecom Korea Co. Ltd.	Korea
Nexgen Software SAS	France
Sierra Wireless Northern Europe Ltd.	United Kingdom
Wavecom Participacoes e Representacoes Ltda	Brazil
Sierra Wireless Deutschland GmbH	Germany

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are a global leader in the development of wireless technologies and solutions. We focus on wireless devices and applications, offering a comprehensive portfolio of products and services that reduce complexity for our customers. With sales, engineering, and research and development teams located in offices around the world, we provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, mobile hotspots, wireless embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world.

In the Mobile Computing market, we are recognized as a leader in developing products for new air interface standards, including fourth generation (“4G”) wireless technologies such as Long Term Evolution (“LTE”), Worldwide Interoperability for Microwave Access (“WiMAX”) and High Speed Packet Access Plus (“HSPA+”).  We work closely with our operator customers, such as AT&T Inc. (“AT&T”), Sprint Nextel Corporation (“Sprint”), and Telstra Corporation Limited (“Telstra”), and with other carriers and our OEM customers to be first to market with new mobile broadband devices that provide high performance, mobile internet connectivity for their end customers.

While the design and manufacture of mobile computing devices continues to be key to our business, our expansion by acquisition and organic development into M2M over the past few years makes us the global leader in the M2M market, placing us in a strong position to benefit from the anticipated growth in both the wireless M2M and mobile computing markets.  Our acquisitions have also diversified our revenue base, broadened our product offerings and increased our scale and capabilities throughout the world.  In the M2M market, we are the global market share leader and we continue to invest in our leading product portfolio and global reach to both expand our offering and grow our market share.  Our M2M wireless solutions, including our AirPrimeTM wireless embedded modules, AirLinkTM intelligent gateways and routers, and AirVantageTM M2M cloud platform are used by a wide range of OEMs, enterprises and service providers to wirelessly enable their M2M applications.  Our M2M customers cover a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

We sell our products primarily through indirect channels including wireless operators, distributors and value-added resellers, as well as directly to OEMs and enterprises.

Recent developments that have influenced the general progression of the Company’s business include:

New 4G products.  During 2011, we began shipping our AirCard® W802 Mobile Hotspot, the second generation of the world’s first wireless mobile hotspot that combines 3G (EV-DO Rev A) with 4G (WiMax) and Wi-Fi technologies.  Also known as the Overdrive Pro™ 3G/4G Mobile Hotspot launched by Sprint, this product turns a single Internet connection into a wireless LAN that can be shared by multiple users.  We also launched the Elevate 4G LTE mobile hotspot and USBConnect Momentum 4G LTE USB modem; the first mobile broadband devices on AT&T’s new LTE network.  During 2011, we also partnered with Telstra when they launched their 4G LTE network; launching the Telstra USB 4G modem and the Ultimate 4G mobile hotspot. In addition, we have provided 4G devices to other carriers for their LTE roll outs, including Rogers Communication and Bell Mobility.  We re-established our position as a leading provider of embedded module solutions for PC OEMs, with repeat design wins with our core customers and new design wins with Tier 1 PC OEMs.  We also launched a portfolio of LTE embedded modules with support for all major network technologies, targeted at device manufacturers integrating LTE connectivity in mobile computing and M2M applications.

New product introductions in M2M.  We reinforced our leadership position in M2M with the launch of new products and solutions.  During 2011, we commenced shipment of several new AirPrime wireless embedded module products, including:

•                  The SL Series - offering wireless connectivity in a compact, lightweight LGA form factor for use in high-volume applications and in rugged environments such as security and video surveillance systems, mobile healthcare devices and industrial terminals.

•                  The WS Series — the world’s smallest cellular module for M2M communications.  Our AirPrime WS6318 module provides essential M2M connectivity in a smaller, simpler, and highly innovative package, opening the door to wirelessly connecting devices that were previously impractical due to stringent size constraints.

•                  The MC77XX Series - our first 4G LTE modules, certified on the AT&T, DoCoMo and Verizon networks.

•                  The GX4XX Series — our next-generation platform for AirLink intelligent gateways and routers that includes cloud-based device management, extensive hardware and software enhancements, ruggedized construction, GPS functionality and associated location-based services, and advanced configuration options with comprehensive expandability.  GX4XX products are now certified on many networks worldwide, including AT&T, Sprint and Verizon’s 4G LTE network.

We also introduced new software features that accelerate embedded M2M application development, including a new third-party library, an integrated debugging tool and a new user interface for remote device management.

In 2011, our AirVantage™ M2M Cloud Platform gained traction in the market as well, offering solid evidence that our investments in value chain expansion are working.  AirVantage is unique in the industry and provides a scalable, secure web-based platform that differentiates our hardware solutions by enabling OEMs and mobile network operators to accelerate and simplify the development, deployment, and on-going management of their M2M applications.

Expanded software, solution, and service offerings in M2M.  We continue to expand our position in the M2M value chain with the introduction of new software, solutions and services.  During 2010 and 2011, we provided enhancements to our OpenAT operating system and Embedded Application

Framework to further accelerate the development of native M2M embedded applications on AirPrime embedded modules.  These enhancements included a new release of the M2M Embedded Developer Studio integrated development environment, the integration of the WirelessIDEA library developed by Aplix Corporation to enable Java applications, the release of a new, advanced integrated debugger, and ease-of-use enhancements for remote device management.  In 2010 and 2011, we introduced enhancements to our secure cloud platform for M2M applications under the AirVantage brand and announced significant new capabilities including:  expanded support for AirLink and AirPrime device management services, enhancements to the web services application programming interface (API), expanded subscription management functionality, and platform integration with eight operator networks worldwide.  We also extended the AirVantage platform with the launch of our Smart Automation feature set to simplify the connection to industrial equipment and to enable complete end-to-end solutions for industrial M2M applications.

Organizational structure. In September, 2010, we implemented a new organizational structure designed to sharpen our focus on distinct market opportunities.  The new organizational structure established three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Dedicated sales, marketing and research and development (“R&D”) functions within each business unit bring teams closer to their customers.  Common wireless platforms, an integrated supply chain, and a strong global presence provide leverage and highly competitive scale.  Concurrent with the implementation of the new organizational structure, 60 full time positions, representing approximately 6% of our global workforce, were eliminated as a result of expected improved operating efficiencies.  These reductions were substantially completed during the fourth quarter of 2010 and have resulted in an operating expense reduction of approximately $1.0 million per quarter.  In 2010, we incurred a pre-tax charge of $4.4 million for severance and other costs related to this program, which included $0.5 million of stock-based compensation expense.

Acquisition and successful integration of Wavecom S.A.  In December, 2008,  we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million and was comprised of cash consideration of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the American Depository Shares have been delisted from the Nasdaq Stock Market Inc. (“Nasdaq”).

The acquisition and successful integration of Wavecom has significantly expanded and diversified our position in the global M2M market.  The addition of Wavecom enhanced our product and service offering in M2M by adding highly sophisticated wireless module platforms and solutions which integrates the necessary software and hardware on embedded devices that can be used for a wide variety of applications.  In addition to a broadened product offering, the acquisition increased our scale and capabilities in both Europe and Asia.  The result of the combination of Sierra Wireless and Wavecom is a global leader that is uniquely positioned to benefit from the anticipated growth in wireless M2M.

Cost Reduction Program.  In January, 2009, prior to the acquisition of Wavecom, we implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which included $0.5 million of stock-based compensation expense.  Also prior to our acquisition of Wavecom, Wavecom implemented a cost savings program and reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  In 2010, we included an additional provision for costs of the leased North Carolina location, costs related to subleasing a portion of the Issy-les-Moulineaux location, as well as costs of additional employees in Europe who were terminated.  In 2010, restructuring costs related to these programs were $3.2 million, including $0.1 million of stock-based compensation expense, compared to $19.0 million in 2009, including $0.4 million of stock-based compensation expense.

Highlights of our financial performance include:

In 2009, our revenue was $526.4 million, compared to $567.3 million in 2008.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of our embedded modules to portable computing original equipment manufacturers (“PC OEM”) customers, partially offset by an increase in revenue from the Wavecom acquisition.  Gross margin was 33.7% in 2009, compared to 28.1% in 2008.  The increase resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Loss from operations was $37.7 million in 2009, compared to earnings from operations of $44.6 million in 2008.  Our loss from operations included acquisition costs of $7.8 million, restructuring costs of $20.0 million, integration costs of $3.8 million and acquisition related amortization of $11.8 million.  Our net loss was $39.9 million, or loss per share of $1.29, in 2009, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00, in 2008.

In 2010, we achieved record annual revenue of $650.3 million, compared to $526.4 million in 2009.  The increase in revenue was driven by a combination of strong performance in our M2M business line, which grew to $332.4 million in 2010, up 54% from $216.5 million in 2009, and stable sales in our Mobile Computing business line, which were $317.9 million in 2010 compared to $309.9 million in 2009.  M2M revenue represented 51% of sales in 2010, proving that our diversification strategy is working. Gross margin was 29.3% in 2010, compared to 33.7% in 2009.  The decline resulted primarily from a shift in product mix to include a higher contribution from lower margin consumer M2M customers.  Loss from operations was $10.4 million in 2010, compared to loss from operations of $37.7 million in 2009.  Our loss from operations in 2009 included transaction costs of $7.8 million, restructuring costs of $20.0 million, integration costs of $3.8 million and acquisition related amortization of $11.8 million.  Our net loss was $14.5 million, or loss per share of $0.47, in 2010, compared to a net loss of $39.9 million, or loss per share of $1.29, in 2009.

We implemented a new organizational structure during the fourth quarter of 2010 and we have two reportable segments effective January 1, 2011.

(1)         Mobile computing — includes AirCard mobile broadband devices and AirPrime wireless embedded modules for PC OEM customers.

(2)         Machine-to-Machine — includes AirPrime embedded wireless modules (excluding embedded module sales to PC OEMs), AirLink Intelligent Gateways and routers, and AirVantage M2M Cloud Platform.

In 2011, we recorded revenue of $578.2 million, a reduction of 11.1% from 2010.  The reduction of revenue was primarily the result of three significant events:

•                  The absence of a large e-reader program for Barnes & Noble that generated revenue of $64.2 million in 2010 compared to $0.7 million in 2011, after which, the 3G enabled e-book reader program was not continued.

•                  The absence of revenue from Clearwire.  Sales from Clearwire in 2010 totaled $32.3 million compared to $8.4 million in early 2011, after which time Clearwire left the dual-mode mobile broadband device market.

•                  A general transitional period of weakness in our sales of AirCard products as carriers worked through their 4G technology transition, including, in some cases, a concerted inventory reduction focus.

Offsetting these unusual changes during the year was steady year-over year growth in our core M2M business of 9%.  Our M2M business has experienced a 19% average annual growth rate over the past three years.  The personal computer original equipment manufacturers (“PCOEM”) segment of our Mobile Computing business also experienced considerable growth of about 68% as we continued to expand our share of business with Tier 1 OEMs.  We remained well diversified during the year.  Our M2M business line (including the Barnes & Noble e-book reader program), which comprised approximately 51% of our revenues, contributed $293.2 million in revenues during 2011 compared to $332.4 million in 2010.  Our Mobile Computing business line, comprising approximately 49% of our revenues, contributed $285.0 million in revenues during 2011 compared to $317.9 in 2010.  Gross margin in aggregate, was 28.3% in 2011 comprising of 32.4% and 24.0% from our M2M and Mobile Computing businesses, respectively.  The decline in gross margin was largely attributed to product mix changes within our M2M business.  Loss from operations was $29.9 million in 2011, compared to loss from operations of $10.4 million in 2010.  Our loss from operations in 2011 included an after-tax asset impairment charge of $11.2 million primarily related to a software development program we acquired through the purchase of Wavecom, S.A. in 2009 and which we decided to abandon.  Our 2011 loss from operations also included stock-based compensation of $6.4 million, acquisition amortization of $12.9 million and certain restructuring and integration costs totaling $2.3 million.  Our net loss attributable to the Company was $29.3 million, or loss per share of $0.94, in 2011, compared to a net loss of $14.5 million, or loss per share of $0.47, in 2010.

NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Background

We operate in the wireless communications solutions industry, which involves providing voice and data services using cellular wireless technologies.  These technologies include second generation (“2G”) standards such as GSM/GPRS/EDGE and CDMA/1xRTT, third generation (“3G”) standards such as UMTS (including HSPDA and HSUPA) and EV-DO, fourth generation (“4G”) standards such as HSPA+, LTE and WiMAX, and Wi-Fi.  The industry typically includes:  wireless network operators, who deploy, own and operate wireless networks and provide service to end users; infrastructure vendors, who provide the networking equipment and software to build such networks, including equipment such as base stations, routers and backhaul equipment; device manufacturers, who provide voice and data communication devices that use the network, such as handsets, mobile broadband modems, and embedded modules; and software application vendors, who offer the end user applications to enterprises and consumers that utilize the wireless networks.  We primarily participate in the industry as a data device manufacturer, but also increasingly offer software solutions to our enable end customer applications.

Recent market trends in the wireless communications industry include:

Increased wireless network coverage and data speeds.  Mobile network operators around the world continue to invest in network upgrades to add 3G and, increasingly, 4G technologies, enabling mobile broadband connectivity of up to 100 megabits per second (“Mbps”).  The operators also continue to improve network coverage, improving the ubiquity of cellular wireless access around the world.

Technology improvements in devices and software.  Improvements in wireless chipset technology, including greater integration, higher speeds, and lower power consumption, are driving advances in cellular devices including on-board application processing, faster, more efficient data transfer, smaller form factors, lower hardware costs, and longer battery life.  These advances have helped enable the significant growth in new wireless devices such as smartphones, USB modems, mobile hotspots, embedded modules, tablets and myriad other devices seeking to fill a growing demand for connected applications across many segments including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, filed service, healthcare and consumer electronics.

Lower, more flexible service pricing.  Mobile network operators are introducing new wireless service pricing models to enable subscriber growth in both Mobile Computing and M2M.  These include offerings such as tiered pricing and pre-pay for mobile broadband service and more flexible data packages for M2M applications, as well as generally lower costs for data plans.

We expect these trends, and others, to provide solid growth opportunities in both the M2M and mobile computing markets.  With higher speeds and more ubiquitous coverage, the number of business professionals and individual consumers utilizing notebooks, netbooks, tablets and other consumer devices on wireless networks is expected to increase.  In addition, lower service costs and more advanced, lower cost devices are expected to unlock many new M2M applications that were previously not feasible.

Effective January 1, 2011, we have two reportable segments as a result of implementing a new organizational structure in the fourth quarter of 2010.  Our revenue by reportable segment and by product line for the years ended December 31, 2011 and 2010 is as follows:

(in thousands of U.S. dollars)

	Year ended December 31
	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs)	$242,791	$274,964
AirLink Intelligent Gateways and Routers	39,013	48,626
AirVantage M2M Cloud Platform and Other	11,415	8,855
	$293,219	$332,445

Mobile Computing
AirCard Mobile Broadband Devices	$241,454	$291,464
AirPrime Embedded Wireless Modules for PC OEMs	39,422	23,420
Other	4,090	3,012
	$284,966	$317,896

Products and Solutions

Our M2M business includes our AirPrime™ Embedded Wireless Modules (excluding embedded module sales to PC OEMs), AirLink™ Intelligent Gateways and Routers and AirVantage™ M2M Cloud Platform.  We believe that the market for our M2M products offers profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime Embedded Wireless Modules.  AirPrime Embedded Wireless Modules provide a wide variety of options for OEMs to embed cellular wireless connectivity into their products for M2M applications.  The AirPrime embedded module product portfolio includes various air interfaces from 2G to 4G, GSM or CDMA networks and a variety of form factors with various levels of capability from modem-only functionality to fully programmable devices.  Our AirPrime Embedded Wireless Module portfolio includes devices designed for specialized applications including those intended for use in rugged environments, automotive and even space limited applications where only the world’s smallest cellular module will suffice.

AirLink Intelligent Gateways and Routers. The AirLink family of intelligent gateways and routers provides customers the ability to add cellular wireless connectivity in various industrial, enterprise and in-vehicle applications.  The product portfolio includes rugged, industrial-grade 2G, 3G and 4G gateways with serial, Ethernet and Wi-Fi connectivity, commercial-grade 3G/4G routers, and low-cost, programmable 2G, 3G and 4G gateways.  The AirLink products feature powerful ALEOS embedded intelligence, enabling rapid device configuration and seamless integration with various industrial equipment, and AirLink Management Services, providing easy-to-use web-based remote management and control.

AirVantage M2M Cloud Platform.  AirVantage is a comprehensive wireless M2M cloud computing platform that helps accelerate and simplify the development, deployment and on-going management of new wireless M2M applications.  Key features include: subscription management for managing cellular subscriptions with operators, device management for remotely managing cellular communication devices, and asset management for remotely monitoring and controlling the connected machine or asset.  The platform also includes a powerful set of M2M application development tools and an open web services application programming interface (“API”) to support rapid development and integration.

Our Mobile Computing business includes our AirCard Mobile Broadband Devices and AirPrime Embedded Wireless Modules for PC OEM customers.

AirCard Mobile Broadband Devices.  AirCard mobile broadband devices provide a simple way to connect notebooks, tablets and other consumer electronic devices to the Internet from virtually anywhere, over 3G and 4G mobile broadband networks.  AirCard products are available in various form factors — including mobile hotspots, and USB modems — to suit a variety of customer needs.  In addition, AirCard products support major mobile broadband technologies, including LTE, HSPA+, HSPA, EV-DO, WiMAX and Wi-Fi, across various frequency bands around the world.

AirPrime Embedded Wireless Modules.  AirPrime Embedded Wireless Modules provide a wide variety of options for OEMs to embed cellular wireless connectivity into their products for Mobile Computing applications.  The AirPrime embedded module product portfolio for PC OEMs includes various 3G and 4G air interfaces, and form factor options that fit a variety of computing platforms for different markets and networks around the world.

Summary

Machine-to-Machine:

Our M2M revenue was $293.2 million in 2011, compared to $332.4 million in 2010, a decrease of $39.2 million, or 11.8%.  The decrease in revenue, primarily due to a significant reduction in embedded module sales to Barnes & Noble for their e-book reader, was partially offset by steady growth in our core M2M embedded modules business.  Our core M2M revenue, after excluding the impact of Barnes & Noble, increased 9.0%.

Gross margin was $94.9 million for M2M in 2011, or 32.4% of M2M revenue.  Comparative prior period information is not available as we began reporting segmented information in the first quarter of 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

AirPrime Wireless Embedded Modules for M2M (excludes PC OEM embedded modules)

With the acquisition of Wavecom in 2009 and subsequent product launches and customer design wins, we have significantly expanded our global position in wireless embedded solutions for M2M.  Our line-up of embedded modules is the broadest in the industry and is used by a wide range of OEMs to wirelessly enable their products and solutions.  We also have several innovations that we believe further bolster our competitive position, including an internally developed protocol stack tailored to M2M, embedded SIM technology and a powerful Embedded Application Framework.  The Sierra Wireless Embedded Application Framework consists of an M2M-specific operating system (“Open AT”), a range of software libraries, and a comprehensive integrated development environment and tool suite.  Unique in the market, this framework enables AirPrime embedded modules to natively support a complete embedded application on the module, accelerating M2M application development and lowering total cost for OEMs.  Our M2M OEM customers cover a broad range of industries including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.  We believe that there are long-term profitable growth prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.

In 2011, revenue from our M2M embedded module products was $242.8 million, compared to $275.0 million in 2010, a decrease of $32.2 million, or 11.7%.  Higher revenues from increased growth in our core M2M embedded module business partially offset the reduction in embedded module sales to Barnes & Noble.  With the completion of embedded module shipments for Barnes & Noble’s first generation NOOK e-book reader, sales of embedded modules to Barnes & Noble in 2011 were $0.7 compared to $64.2 million in 2010.  Excluding sales to Barnes & Noble, our core M2M embedded module revenue grew 15% in 2011, compared to the same period in 2010.

During 2011, we introduced industrial-grade HSPA+ and EV-DO wireless modules to our award-winning AirPrime SL Series of wireless embedded modules.  Our AirPrime SL809x, for HSPA+ networks, and SL501x, for EV-DO networks, are optimized for applications requiring high bandwith and the ability to operate in rugged environments, such as security and video surveillance systems, mobile healthcare devices and industrial terminals.  We also introduced new software features that accelerate embedded M2M application development, including a new third-party library, an integrated debugging tool and a new user interface for remote device management.

In 2011, we achieved an important milestone in our 4G LTE embedded module development programs.  Our AirPrime MC7700 embedded wireless module and AirPrime MC7750 embedded wireless module received certification and technical approval on several networks, including AT&T and Verizon.  We also commenced initial commercial shipments of both modules late in 2011.

We launched the world’s smallest cellular module for M2M communications in November 2011.  Our AirPrime WS6318 module provides essential M2M connectivity in a smaller, simpler, and highly innovative package, opening the door to wirelessly connecting devices that were previously impractical due to stringent size constraints.

During 2011, several customers selected our wireless embedded modules for use in their products and services.  Notably,

•                  Ambient Corporation selected our embedded wireless module to provide 3G wireless connectivity for its latest X-series smart grid communications node, used by energy and utility companies for real-time monitoring and communication with the grid.

•                  Lancom Systems GmbH, a German manufacturer of enterprise network solutions, selected our embedded wireless modules to provide 4G wireless connectivity for its new line of cellular broadband virtual private network routers.

•                  NetComm Limited, an international manufacturer of networking solutions for small business and home users, selected our AirPrime MC7750 and MC7710 embedded modules to provide 4G cellular connectivity for its new router.

•                  PositiveID Corporation, a developer and marketer of healthcare and information management products, selected our embedded wireless module to power its iglucose mobile health solution for real-time diabetes management.

•                  NETGEAR, Inc., an international provider of networking solutions for business and consumers, chose our 4G wireless embedded modules to provide high speed connectivity for a new series of mobile broadband routers that will take advantage of 4G LTE and Dual-Carrier HSPA+ networks.

•                  Hughes Telematics, Inc., a leader in providing next-generation connected services, selected our SL6087 EDGE module and XM0110 GPS module to support its award-winning In-Drive™ aftermarket telematics solution.

•                  EDMI Limited selected our SL6087 embedded wireless module to provide cellular connectivity for its new Mk7B smart metering solution and together, we were awarded the GSMA Global Mobile Award for Best Mobile Innovation for Utilities at the 2011 Mobile World Congress in Barcelona.

•                  GeaCom selected our MC8355 embedded wireless module to provide the 3G wireless connection for its Phraser®, a handheld multilingual medical communication system that helps patients and caregivers overcome differences in language, culture, or literacy to exchange critical medical information.

•                  Gorlitz AG, a leading manufacturer of advanced meter reading and energy information management systems, selected Sierra Wireless to provide wireless connectivity solutions for its Ethernet/GPRS router.  The router connects to energy meters, allowing utilities to remotely collect energy usage data. Our solution combines an AirPrime Q2686 embedded wireless module with our Open AT® framework, which includes pre-packaged software libraries that accelerate development and time-to-market.

•                  Harman, a leading global audio and infotainment group, announced that it is now ready to begin road tests with its 4G connected infotainment systems.  Test vehicles will be equipped with the latest Harman infotainment system platform technology integrating our 4G AirPrime embedded wireless module.

•                  Actia Group, an international provider of value-added electronic equipment for the automotive market, selected our AirPrime AR Series modules to provide high-performance connectivity for its latest in-vehicle technology platform.  Actia’s new platform uses our AirPrime module to allow drivers to connect and manage various functions of their vehicles through a smartphone application.

AirLink Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to customers in a wide variety of vertical markets including public safety, transportation, field service, energy, industrial, and financial organizations. Our broad AirLink product line up is an integral part of our M2M offering, covering multiple form factor needs and wireless technologies.  We believe that there are profitable growth prospects for our AirLink intelligent gateway and router solutions and we intend to capture these opportunities through segment, product line and geographical expansion.

In 2011, revenue from AirLink Intelligent Gateways and Routers decreased 19.8% to $39.0 million from $48.6 million in 2010 primarily due to deferrals of orders by certain U.S. based public service customers affected by budget constraints and delays caused by technology transitions as customers wait for new AirLink solutions that support 4G LTE.

During 2011, we announced a multi-purpose wireless gateway that defines next-generation intelligent M2M networking.  Our powerful AirLink GX400 gateway offers a leading edge combination of features, including cloud-based device management, extensive hardware and software enhancements, mil-spec ruggedness, GPS and associated location-based services and advanced configuration options.  The AirLink GX400 offers myriad configuration options and has a variety of hardware interfaces to suit a wide range of M2M applications.  This range of software and hardware configuration options allows system integrators to standardize on a single gateway platform to better serve the needs of their customers.  In the second quarter of 2011, we began commercial shipments of the GX400 to North American and certain International markets.  We also commercially launched AirLink Management Services (“AMS”), a comprehensive cloud-based remote device management service built on top of the AirVantage platform.

In 2011, we also introduced a 4G LTE multi-purpose wireless gateway that leverages the power of 4G LTE networks.  The AirLink GX440 delivers the high bandwidth required by applications such as high-quality wireless video surveillance, multi-data stream wireless connections to branch locations and mobile office applications for public safety and field service activities.  On January 6, 2012, we announced that the AirLink GX440 4G LTE rugged wireless gateway received certification on the Verizon 4G LTE network.

During 2011, Metsaliitto, an international forestry group, selected our AirLink MP895 rugged in-vehicle router, to provide fast, 3G connections to its heavy machinery and transport vehicles, enabling real-time transmission of critical information.

AirVantage M2M Cloud Platform

Our AirVantage M2M Cloud Platform provides solutions and services that enable application providers, OEMs and mobile network operators to efficiently develop, deploy, and operate complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage platform which is scalable, secure and compatible with a broad range of available wireless equipment.  The platform includes advanced functionality for subscriber management (including billing and rating), device management and asset management and includes a fully integrated development environment, enabling our partners and customers to bring end to end M2M solutions to market quickly.  We view our AirVantage platform and solutions capability as a strategic technology asset and differentiation enabler.

In 2011, we announced the availability of AirVantage Smart Automation, an extension to our AirVantage M2M Cloud Platform that simplifies the connection to industrial equipment and the creation of embedded business logic without programming.  In addition, together with KPN N.V. (“KPN”), the leading mobile network operator in the Netherlands, we are collaborating to bring M2M applications to market faster and at lower cost.  KPN and Sierra Wireless are jointly marketing the AirVantage M2M Cloud Platform and KPN’s M2M services.  We are also collaborating with Verizon Wireless, AT&T, Sprint and Vodafone to co-market our AirVantage M2M Cloud Platform.  As at December 31, 2011, the AirVantage M2M Cloud Platform is available on eight networks worldwide.

On February 21, 2012, we announced that Nestle Nespresso SA, the pioneer and market leader in highest-quality portioned premium coffee, has selected Sierra Wireless to provide a comprehensive M2M cloud platform and hardware solution to provide remote connectivity for its range of professional coffee machines.

Mobile Computing:

Our mobile computing revenue decreased by 10.4% to $285.0 million in 2011 compared to $317.9 million in 2010.  The decline in revenue was largely due to reduction in revenue from Clearwire.  This decline was partially offset by revenue from new 4G products, and an increase in revenue from PC OEMs.

Gross margin was 24.0% for the mobile computing segment in 2011.  Comparative period information is not available as we began reporting segmented information in the first quarter of 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

We believe that the key growth enablers for wireless solutions in mobile computing include the continued deployment and upgrade of wireless networks around the world, growth in the number and type of devices being wirelessly connected, and an expanding end customer awareness of the availability of such products and their benefits.

AirCard Mobile Broadband Devices

Our AirCard mobile broadband device family includes our AirCard-branded USB modems and mobile Wi-Fi hotspots.  Our AirCard products, sold to mobile network operators around the world, provide a simple way to connect notebooks, tablets and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.

In 2011, sales of our AirCard products decreased by 17.2% to $241.5 million, compared to $291.5 million in 2010 primarily due to loss of revenue from Clearwire.  This decline was partially offset by an increase in revenue from sales of 4G products to Telstra.

We believe that the market for our new 4G AirCard products offers profitable growth opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

In 2011, we introduced our first 4G LTE AirCard products.  The AirCard 753S and AirCard 754S Mobile Hotspots each connect up to five Wi-Fi enabled devices simultaneously to the internet over Dual-Carrier HSPA+ and LTE networks, respectively.  The new 4G Mobile Hotspots are approximately the size of a deck of cards, lightweight and easy to set up and use.  We also introduced the AirCard 319U and AirCard 320U USB modems, with 4G speeds and user friendly design.  The AirCard 319U USB modem, launched on the Telus network in Canada in March 2011, is for Dual-Carrier HSPA+ networks and offers download speeds of up to 42 Mbps and upload speeds of up to 5.76 Mbps.  The AirCard 320U and AirCard 313U are our first USB modems for LTE networks, offering download speeds of up to 100 Mbps and upload speeds of up to 50 Mbps.  We also launched our second generation mobile hotspot with Sprint — the 3G/4G Overdrive Pro (a.k.a AirCard 802S).  The Overdrive Pro allows users to connect up to eight Wi-Fi enabled devices simultaneously through a single Wi-Fi connection to Sprint’s 4G and 3G wireless networks.

During the third quarter of 2011, AT&T rolled out its first 4G LTE markets and devices.  The AT&T Mobile Hotspot Elevate 4G (a.k.a. Sierra Wireless AirCard 754S mobile hotspot) and the AT&T USBConnect Momentum 4G (a.k.a. Sierra Wireless AirCard 313U USB modem) enable mobile consumers and professionals to connect wirelessly from laptops, tablets, and other mobile devices at LTE speeds.  The 4G LTE Sierra Wireless 313U offers similar connection speeds in a simple plug and play form factor.  We also launched the AirCard 313U with Rogers Communications for use on their new LTE networks in Canada.

We launched our 4G LTE 313U Turbo Stick (a.k.a. Sierra Wireless AirCard 313U) on Bell Mobility’s new LTE network in September 2011 and we also announced that the Telstra USB 4G LTE mobile broadband modem (a.k.a. Sierra Wireless AirCard 320U) is now available to Telstra and BigPond customers, providing laptop users with access to the newly launched Telstra 4G LTE network.

AirPrime Wireless Embedded Modules for PC OEMs

In 2011, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 68.3% to $39.4 million from $23.4 million in 2010 primarily due to increased market demand from our existing PC OEM customers and initial shipments of modules in support of design wins with new customers secured in 2010.

During 2011, Lenovo selected our AirPrime embedded wireless modules to provide embedded 3G connectivity in the latest generation of the Lenovo ThinkPad professional-grade laptop computers.  Additionally, Fujitsu Limited selected our AirPrime wireless embedded modules to integrate into its new Lifebook series of notebooks and tablets and Hewlett Packard selected our wireless embedded module to provide wireless connectivity to notebook platforms for use on North American wireless networks.

Early in 2012, we announced that Panasonic selected our AirPrime MC series embedded modules to provide 4G LTE mobile-broadband connectivity for its new rugged Toughpad A1 tablet in North America.  The tablet is scheduled to start shipping in spring 2012, and targets mission-critical and highly mobile workers in markets like aviation, construction, field sales and the public sector, where exposure to extreme environments is a constant challenge.

Our ability to secure additional design wins in the PC OEM market will depend on our ability to successfully develop products and offer services that meet our customers’ technology, design, schedule and price requirements.

Our machine-to-machine and mobile computing businesses share similar characteristics in types of customers, product development, marketing, manufacturing, and competition:

Customers

Our products are used by a variety of end-users and many end-user applications.  The users range from home consumers, to sales people and mobile executives, to police officers and utility workers as well as automotive manufacturers and utility companies.  We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.  Historically, a majority of our sales have come from North American markets.  With the acquisition of Wavecom in 2009, our revenue by geography has become much more diverse.  As our wireless technology platforms and customer base have diversified, we have built sales and distribution teams to focus on developing our international business.  We have dedicated sales and distribution teams for the Europe, Middle East and Africa (“EMEA”), Asia-Pacific, Latin American and North American regions.  Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

Wireless Operators

Wireless operators play two key roles in our distribution strategy.  First, wireless operators are resellers for us, purchasing our products (primarily AirCard products) and then reselling them to end-user customers through their business and retail channels.  Second, the wireless operator sales team often work with our sales team to jointly sell both Mobile Computing and M2M wireless solutions to OEMs and to enterprise and government end-user customers.  The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services.  We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Original Equipment Manufacturers

OEMs are companies that integrate our embedded modules or gateways into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels.  Our embedded modules have been integrated into a range of OEM devices, such as notebooks, e-readers, payment terminals, enterprise and SOHO routers, industrial handhelds, energy meters, and automobiles.  We sell to OEMs both directly and indirectly through distributor partners around the world.

Resellers and Distributors

Resellers purchase our products either directly from us or from our distributor network and resell them to carriers, OEMs and end-user customers.  In order to support our global resellers and OEMs, we have established a global network of distribution partners.  Distributors ensure that our products are available to a large number of resellers and OEM customers around the world.

Resellers often combine our products with other elements of an overall solution, such as computer hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include IT VARs, system integrators and application solution providers.

Product Development

We have built a reputation in the wireless industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 487 full time employees, located in Richmond, British Columbia, Carlsbad and Newark, California, Issy-Les-Moulineaux, France, Toulouse, France, Hong Kong and Shenzhen, China, is skilled in the areas of radio frequency, hardware, embedded software, host software, web-based software, semiconductor and mechanical design.  Combined, this team is highly experienced in the design of small form factor, high performance, low cost wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.  Each of our three business units (M2M Embedded Solutions, Mobile Computing and Solutions and Services) have dedicated development teams.

We take a “core team” approach to product development.  Our goal is to develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with staff from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.  From time to time, projects are outsourced to third parties, who provide product development leverage for our core teams.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and wireless operators.

A group of senior engineers develops and monitors our development processes within an ISO-9001 approved framework or ISOTS16949 for automotive grade products. These processes are applied across all development projects to ensure uniformity. For example, we have adopted a core-wireless engine design approach to leverage development efforts across multiple product variants. This is also intended to help our customers utilize our different products with moderate additional integration effort on their part.

Our product development staff stays current with technology by participating in industry groups such as the Personal Computer Communications Association, the Cellular Telecommunications Industry Association, the Mobile Advisory Council, the USB Forum, the PCI Special Interest Group, the European Telecommunications Standards Institute, the PCS Type Certification Review Board, the Third Generation Partnership Project, the Third Generation Partnership Project 2, the WiMAX Forum and the International Wireless Packaging Consortium, and through ongoing technical education.  We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

Marketing

Our marketing team is responsible for providing product management, strategic marketing and marketing communications for our products on a global basis.

Product Management & Segment Marketing

Members of both the product management and segment marketing teams play an active role in our core team approach to developing and managing individual products through their entire product life cycle.  Emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, packaging, collateral, promotional material and marketing programs. This team also develops and manages the portfolio roadmap for our products and interfaces with end customers regarding business opportunities and product requirements.

Marketing Communications

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•            Global corporate and product branding and messaging;

•            Supporting products with artwork, collateral and packaging;

•            Providing sales and training tools;

•            Managing the web site content;

•            Supporting the retail activities of our customers and our sales team;

•            Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

•            Actively participating in industry associations;

•            Meeting with opinion leaders and industry analysts; and

•            Participating in targeted conferences and trade shows.

We also work with our channel partners to develop programs to encourage customer adoption and promotion of our products.  Through marketing strategies including market analysis, branding, design, packaging and promotions, we launch products into the marketplace that complement customer launch timelines.

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, logistics, assembly and repair. We believe that outsourcing allows us to:

•            Focus on our core competencies, including research and development, sales and marketing;

•            Participate in contract manufacturer economies of scale;

•            Access high quality, lower cost manufacturing resources;

•            Achieve rapid production scalability; and

•            Control capital costs.

In addition, we perform certain manufacturing related functions in-house, including key component sourcing, manufacturing engineering, and development of manufacturing test software, procedures and fixtures.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  This includes procurement, low cost manufacturing and repair in China and logistic services.  By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.  Our more complex, lower volume products are manufactured by other EMS partners.

Competition

Mobile Computing and M2M are both large and growing markets around the world that continue to attract significant competition.  Some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal.  However, our market leadership and expertise, combined with rapidly evolving technology, creates an opportunity for us to effectively differentiate ourselves.

AirCard Mobile Broadband Devices:  We have established a technology leadership position by being early to market with leading edge, high performance, high quality, reliable products that support the latest wireless technologies, including LTE, HSPA+ and dual-mode EV-DO/WiMAX.  Our primary competitors include ZTE Corporation (“ZTE”), Huawei Technologies Corporation (“Huawei”), Novatel Wireless, Inc. (“Novatel”), and Franklin Wireless Corp.

AirPrime Wireless Embedded Modules:  We are a global market leader in embedded modules and enjoy significant competitive advantages, including a broad product portfolio, a global footprint, strong relationships with global OEMs and network operators, and unique software differentiation.  Our primary competitors include Gemalto NV (who acquired Cinterion Wireless Modules GmbH in June 2010), and Telit Communications Plc in the M2M market and Ericsson, Novatel and Huawei in the Mobile Computing market.

AirLink Intelligent Gateways and Routers:  The market for wireless intelligent gateways is fragmented from a segment, customer and competition standpoint.  In the segments where we compete, we believe that our market share is high, particularly in North America and we are expanding our position globally based on differentiated products and strong channel partnerships.  Our competitors in this line of business vary by segment and geography and include Digi International Inc., BlueTree Wireless Data Inc., Cradlepoint, CalAmp Corp., and Multi-Tech Systems, Inc.

AirVantage M2M Cloud Platform:  Our AirVantage services platform is a strategic differentiator of our M2M solutions overall.  Depending on the customers served, our competitors include network operators who have developed their own service delivery systems, Axeda Corporation and Digi International Inc.

Employees

As of December 31, 2011 we had a total of 900 full time employees, 244 of whom are at our head office in Richmond, British Columbia, with the balance being located across the United States, Canada, Europe and Asia. Of the 900 employees, 487 are involved in product development, 87 are involved in manufacturing, 173 are sales and support personnel, 45 are marketing personnel and 108 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our other employees.

Intellectual Property

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  Pursuant to assignment of inventions agreements, all of our employees and consultants assign to Sierra Wireless all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless.

We currently hold 102 United States patents and 294 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network.

In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Foreign Operations

We operate research and development facilities in Issy-les-Moulineaux and Toulouse, France; Carlsbad and Newark, California, United States; and Hong Kong and Shenzhen, China.

Our major sales, marketing and support functions are in Issy-les-Moulineaux and Toulouse (France), Carlsbad and Newark, California, United States; and in Hong Kong, China.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider with a factory located in China, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  We also have some manufacturing operations for our AirLink products in our Newark, California facility.

Additional Information Concerning Our Business

Our operations do not have a significant impact on the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.  Working with the contract manufacturers who build our products and relevant component suppliers, we ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our Management Discussion and Analysis for the year ended December 31, 2011, which can be found on our website at www.sierrawireless.com or at www.sedar.com, and filed as Exhibit 1.3 to our Annual Report on Form 40-F.

DIVIDENDS

Since incorporation, we have not paid any dividends on our Common Shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our Common Shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of Common Shares, of which, at March 5, 2012, 30,908,926 are issued and outstanding, and an unlimited number of Preference Shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the Preference Shares upon issuance.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preference Shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available there for.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preference Shares.

The Common Shares carry no pre-emptive or conversion rights other than rights granted to holders of Common Shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003, April 25, 2006 and May 5, 2009.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding Common Shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than prescribed by applicable securities laws governing take-over bids, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding Common Shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional Common Shares at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.

Credit Facilities

At December 31, 2011, we have a credit agreement (the “Revolving Facility”) with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, expiring January 28, 2013, in an amount not to exceed $10.0 million.  The Revolving Facility is to be used for working capital requirements and is secured by a pledge against all of our assets.  At December 31, 2011, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

We have entered into a standby letter of credit facility agreement under which we have issued a performance bond to a third party customer in accordance with specified terms and conditions.  At December 31, 2011, we had $0.2 million (2010 — $0.5 million) outstanding under the letter of credit, which approximates its fair value.  The letter of credit expires in May 2012.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”), and trade under the symbol “SW”.  Our Common Shares are also listed on Nasdaq and trade under the symbol “SWIR”.

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2011.

2011	Low Cdn $	High Cdn $	Total Monthly Volume

January	13.91	16.26	2,362,300
February	10.00	15.44	5,712,600
March	9.52	10.98	1,793,400
April	10.47	11.84	1,335,100
May	9.93	12.09	1,356,800
June	10.74	11.82	835,600
July	10.19	11.50	551,500
August	6.82	9.96	1,348,700
September	6.75	7.74	716,600

2011	Low Cdn $	High Cdn $	Total Monthly Volume
October	6.99	7.70	441,800
November	6.12	7.59	714,900
December	6.23	7.24	502,300

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2011.

2011	Low US $	High US $	Total Monthly Volume

January	13.91	16.50	6,413,300
February	10.26	15.52	13,713,100
March	9.63	11.21	4,185,900
April	10.86	12.50	2,277,000
May	10.28	12.37	4,209,400
June	11.00	12.20	2,380,100
July	10.63	11.88	1,434,200
August	6.85	10.82	3,983,900
September	6.77	7.75	1,540,800
October	6.59	7.74	1,460,600
November	6.04	7.44	2,718,300
December	6.02	7.08	1,358,200

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 5, 2012, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 773,776 Common Shares (not including Common Shares issuable upon the exercise of stock options or unvested restricted stock units), representing as of March 5, 2012 approximately 2.5% of the issued and outstanding Common Shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Jason W. Cohenour President, CEO and Director Washington, U.S.A.	President and Chief Executive Officer of the Company from October 2005 to present; Chief Operating Officer of the Company from August 2004 to October 2005	October 2005

Gregory D. Aasen (3) Director British Columbia, Canada

Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005

December 1997

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Robin Abrams Director California, U.S.A.

Independent Outside Director; Interim Chief Executive Officer of ZiLOG Inc. (an embedded solutions company) from August 2006 to February 2007; President and Chief Executive Officer of Firefly Mobile (a mobile communications company for the youth market) from June 2004 to July 2006

February 2010

Paul G. Cataford (2) (4) Director Alberta, Canada

Independent Outside Director; President and Chief Executive Officer of Zephyr Sleep Technologies (a developer and manufacturer of sleep-related medical devices) from April 2010 to present; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009

July 1998

Charles E. Levine (2) (3) (4) Chairman and Director California, U.S.A.	Independent Outside Director	May 2003

S. Jane Rowe (2) Director Ontario, Canada

Independent Outside Director; Senior Vice-President, Teachers’ Private Capital, Ontario Teachers’ Pension Plan from October 2010 to present; Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 to October 2010; Executive Vice-President, Executive Offices, Scotiabank from August 2008 to August 2009; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Independent Outside Director; Chief Executive Officer of the Company from May 1995 through October 2005	June 1995

Kent P. Thexton (3) Director British Columbia, Canada

Independent Outside Director; Managing Partner, i-wireless LLC (US based Mobile Virtual Network Operator (“MVNO”)) from November 2006 to 2011; President and Chief Executive Officer of SEVEN Networks, Inc. (an application software company) from April 2004 to October 2006; Chief Marketing and Products Officer and member of the Board of Directors of O2 PLC (a European Mobile Operator, now part of Telefonica) from November 2001 to March 2004

March 2005

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective directors

(2)          Member of the Audit Committee

(3)          Member of the Human Resources Committee

(4)          Member of the Governance and Nominating Committee

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.	President and Chief Executive Officer of the Company since October 2005; Chief Operating Officer of the Company from August 2004 to October 2005	15 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada	Chief Financial Officer of the Company from March 2004 to present	8 years

Philippe Guillemette Chief Technology Officer British Columbia, Canada

Chief Technology Officer of the Company from September 2010 to present; Senior Vice President, Advanced Technology of the Company from March 2009 to September 2010; Chief Technology Officer of Wavecom, Inc. from February 2003 to March 2009

3 years

Bill Dodson Senior Vice President, Operations British Columbia, Canada	Senior Vice President, Operations of the Company from September 2004 to present;	10 years

A. Daniel Schieler Senior Vice President and General Manager, Mobile Computing Business Unit California, U.S.A.

Senior Vice President and General Manager, Mobile Computing Business Unit of the Company from September 2010 to present; Senior Vice President, Worldwide Sales of the Company from January 2005 to September 2010

8 years

Didier Dutronc Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe Issy-les-Moulineaux, France

Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe of the Company from September 2010 to present; Senior Vice-President, Marketing of the Company from March 2009 to September 2010; Managing Director, Wavecom Asia-Pacific Ltd. from March 2003 to March 2009

3 years

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Emmanuel Walckenaer Senior Vice President and General Manager, Solutions and Services Business Unit Issy-les-Moulineaux, France

Senior Vice President and General Manager, Solutions and Services Business Unit of the Company from September 2010 to present; Senior Vice President and General Manager, AirVantage Business Unit of the Company from March 2009 to September 2010; Vice President of Intelligent Device Services of Wavecom, S.A. from 2007 to March 2009; Senior Vice President, Wireless Solution Delivery and Support of Gemalto N.V. from 2006 to 2007; Senior Vice President, Wireless Product — Telecom Business Unit of Gemplus International S.A. from 2003 to 2006.

3 years

Jason L. Krause Senior Vice President, Corporate Development and Marketing British Columbia, Canada

Senior Vice President, Corporate Development and Marketing of the Company from January 2011 to present; Vice President, Corporate Development of the Company from January 2009 to January 2011; Director of Business Development of the Company from July 2007 to January 2009

4 years

None of the directors or executive officers of the Corporation is, as at the date of this Annual Information Form (“AIF”), or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)              was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b)             was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

CODE OF BUSINESS CONDUCT

In 2003, the Board of Directors adopted a Code of Business Conduct applying to all directors, officers, employees and contractors of the Company and each affiliate and subsidiary of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and other senior officers, to ensure that we conduct our business in accordance with the highest standards of business conduct.  The Board of Directors approved an updated version of the Code of Business Conduct in December 2005, October 2008 and March 2011.  There have been no waivers granted from the Code of Business Conduct since its adoption.  The Code of Business Conduct is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

AUDIT COMMITTEE

Mandate of the Audit Committee

The full text of the Mandate of the Audit Committee is set out below.

1.              Purpose and Scope

The audit committee (“Committee”“) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in fulfilling its responsibilities for oversight of the following:

•                  the Company’s systems of internal and disclosure controls;

•                  the Company’s financial reporting process including the Company’s financial statements and other financial information provided by the company to its shareholders, the public and others in accordance with applicable securities and corporate legislation and the Company’s Disclosure Policy;

•                  the Company’s compliance with financial, accounting, legal and regulatory requirements including the Company’s Code of Business Conduct;

•                  the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•                  the Company’s process for identification of the principal risks of the Company’s business and ensuring that an appropriate process is in place to manage risks across the enterprise; and

•                  the fulfillment of the other responsibilities set forth in this Mandate.

2.              Organization, Membership and Meetings

•                  Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•                  The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•                  All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”.  “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•                  Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC.  Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•                  No committee member may serve on the compensation committee of another company if any director of the Company is, or has been in the past three years, an employee of that other company.

•                  No member shall be affiliated with the Company or any subsidiary.

•                  The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•                  The presence in person or by telephone of a majority of Committee members shall constitute a quorum for any meeting of the Committee.

•                  The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•                  The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.              Authority and Responsibilities

3.1.         External Audit:

•                  Recommend to the Board the appointment and compensation of the Auditors.  Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.  The Committee may consult with Management but shall not delegate these responsibilities to Management.

•                  Communicate directly with the Auditors.

•                  Review the performance of the Auditors on at least an annual basis.

•                  On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors’ independence.

•                  At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•                  Confirm that the rotation of the lead audit partner or the audit partner responsible for reviewing the audit (the concurring partner), for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•                  Review all reports required to be submitted by the Auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

•                  Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

3.2.         Financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in

Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Subject to delegation from the Board, approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

•                  Recommend to the Board, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulatory agencies.

•                  Review and approve any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

3.3.         Periodic and annual reviews:

•                  Periodically review with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

•                  Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

•                  Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or Management.  Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•                  Review with Management, the Auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•                  Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

•                  On a quarterly basis, obtain and review a report from Management summarizing the Company’s investments in cash or cash equivalents and marketable securities.

•                  On an annual basis, review the Company’s Treasury Investment Policy.

3.4.         Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

•                  Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•                  Inquire about the application of the Company’s accounting policies and their consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for liabilities that may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies).

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•                  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

3.5.         Internal controls and disclosure:

•                  In consultation with the Auditors and Management: (a) review the effectiveness of the Company’s internal control structure and system including information technology security and control, and the procedures designed to ensure compliance with laws and regulations, and (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department.

•                  Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

3.6.         Risk Management and Compliance

•                  Ensure that in addition to the Committee’s oversight of management’s process to identify and manage key financial risks, the Company has in place a process for enterprise risk management whereby the Committee reviews the enterprise’s most critical risks and tracks management’s actions to manage such risks.

•                  Review with management and the senior risk management executive the charter, activities, staffing and organizational structure of the risk management function.

•                  On a periodic basis, but not less than once per year, report to the Board on the process for enterprise risk management, the company’s most critical risks and management’s actions to address such risks.

•                  Discuss with the senior risk management executive any issues that may have been brought forward concerning compliance with the Company’s Code of Business Conduct.

•                  Ensure that there are no unjustified restrictions or limitations on the activities of the risk management function and review and concur in the appointment, replacement or dismissal of the senior risk management executive.

•                  On an annual basis, review the effectiveness of the risk management function

•                  On a regular basis, meet separately with the senior risk management executive to discuss any matters that the Committee or the senior risk management executive believes should be discussed

3.7.         Reporting obligations:

•                  Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.8.         Other:

•                  Review and approve all related-party transactions.

•                  Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•                  Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•                  Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•                  Review and reassess the adequacy of this Mandate annually and recommend to the Board any changes the Committee deems appropriate.

•                  Conduct an annual performance evaluation of Committee operations.

•                  As necessary to carry out its duties, engage independent legal, accounting or other advisors to advise the Committee and set and pay the compensation for any such legal, accounting or other advisors employed by the Committee.

•      Perform any other activities consistent with this Mandate, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•                  The Committee will have full access to all books, records, facilities and personnel of the Company.

4.              External and Internal Linkages

•                  The Board

•                  The CEO and Senior Management

•                  The senior Risk Management executive

•                  Outside Consultants and Advisors

•                  The Corporate Governance and Nominating Committee

Composition of the Audit Committee

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  S. Jane Rowe (Chair), Paul G. Cataford and Charles E. Levine are the current members of the Audit Committee.  Each of them is an independent director and is financially literate as such terms are defined by applicable Canadian and U.S. securities laws. The Board of Directors has determined that Ms. Rowe is the Audit Committee’s financial expert within the meaning of General Instruction B(8)(b) of Form 40-F.  The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

Relevant Education and Experience

S. Jane Rowe is an independent director. Ms. Rowe is currently the Senior Vice-President, Teachers’ Private Capital, Ontario Teachers’ Pension Plan.  Previously, she was the Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 until October 2010, the Executive Vice-President, Executive Offices of Scotiabank from August 2008 until August 2009 and the Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation, the mortgage subsidiary of Scotiabank from May 2006 until July 2007.  Ms. Rowe was also Vice Chairman of Maple Trust Company and Travelers Leasing Corporation, both of which are wholly-owned subsidiaries of Scotiabank.  Prior to May 2006, Ms. Rowe was the President and Chief Executive Officer of Roynat Capital.  Ms. Rowe has an extensive background in the financial services and banking industry with over 20 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland, an MBA from York University and has received the Institute of Corporate Directors certified designation (ICD.D).

Paul G. Cataford is an independent director.  Mr. Cataford is currently the President and Chief Executive Officer of Zephyr Sleep Technologies.  Previously, he was the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization, from 2004 until March 2009.  Mr. Cataford’s other experience includes consulting, Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford is also the Chair of the audit committee for Hemisphere GPS, Inc. (formerly CSI Wireless, Inc.).  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA, specializing in finance and international business, at York University.  Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) from the Rotman School of Management.

Charles E. Levine is an independent director of technology focused companies, including Openwave Systems and RCN Corporation, and a management consultant.  He has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS (now Sprint Nextel) where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Markets, winning Popular Electronics Product of the Year for one video conferencing product.  He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Lucent).  Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint PCS.  He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditor, as well as all fees and other terms of engagement.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting.  For the fiscal years ended December 31, 2011 and 2010, all of the audit and non-audit services below were pre-approved by the Audit Committee.

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that KPMG LLP, the Company’s independent registered chartered accountants (the “Auditors”), is independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements.  The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act of 2002.

Auditors’ Fees

	2011	2010
Audit fees	$1,139,500	$1,150,000
Tax fees	74,900	55,350
Audit-related fees	—	—
All other fees	—	—
Total	$1,214,400	$1,205,350

Audit Fees

Audit fees for 2011 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.  Audit fees for 2010 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.

Tax Fees

Tax fees for 2011 and 2010 are primarily for tax compliance and transfer pricing services.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as Audit Fees.  No audit-related fees were billed by the Auditors in 2011 or 2010.

All Other Fees

No other fees were billed by the Auditors in 2011 or 2010 for services other than those reported in the preceding paragraphs.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures.  An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2011.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud, if any. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at December 31, 2011 and 2010, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2011.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

International Financial Reporting Standards (“IFRS”)

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with International financial reporting standards (“IFRS”).  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2012, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

LEGAL PROCEEDINGS

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by one or more of our customers.  The litigation makes certain allegations concerning the wireless hotspots sold to certain telecommunication carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation.  In December 2010, this same plaintiff filed a similar lawsuit in the same court assessing patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this earlier lawsuit in March 2011.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida asserting patent infringement by a number of parties including Sprint Spectrum L.P. and Sprint Nextel Corporation. Sprint has notified us that the lawsuit makes certain allegations concerning the modems sold to them by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend our products.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement by a number of parties including Barnes & Noble Inc., selling e-readers and computerized tablet and communication devices with the ability to function with GPRS.  Barnes & Noble has notified us that the lawsuit makes certain allegations concerning the modules sold by us and incorporated in their Nook e-reader.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including one or more of our customers.  In January 2012, the lawsuit was transferred to the United States District Court for the Northern District of California.  Also in January 2012, the plaintiff filed a patent litigation lawsuit in the United States District Court for the District of Puerto Rico asserting patent infringement by a number of parties, including one or more of our customers.  In each case, the litigation makes certain allegations concerning the wireless modems sold to certain telecommunication carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend our products.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  AT&T Mobility LLC has since been dismissed from this lawsuit.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed pending the outcome of mediation occurring in Q1, 2012.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carriers, including one or more of our customers.  The litigation initially made certain allegations concerning the wireless modems sold to the carriers by us; however, these allegations have since been withdrawn.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T Mobility LLC has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including one or more of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  The Court issued a Final Judgment on July 5, 2011 dismissing all claims, counterclaims and third-party claims.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint Spectrum, LP, and we believe that the settlement will have no adverse material effect on our operating results.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit ordered reconsideration by the Patent Office of its re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  On summary judgment, AT&T Mobility LLC was found not to have infringed the asserted patents.  In September 2011, Technology Patents LLC filed an appeal to the Federal Circuit. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, the Company did not have any off-balance sheet finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2011:

Payments due by period (In thousands of dollars)	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
Operating lease obligations	$14,133	$2,780	$6,700	$1,351	$3,302
Capital lease obligations	650	261	389	—	—
Purchase obligations (1)	85,071	85,071	—	—	—
Other long-term liabilities (2)	24,754	—	22,554	1,227	973
Total	$124,608	$88,112	$29,643	$2,578	$4,275

(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between January, 2012 and March, 2012.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2) Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

QUORUM EXEMPTION

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile.  The Company has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the TSX, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Shares in Canada is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado.  These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of Common Shares and can effect transfers and make deliveries of certificates for Common Shares.

MATERIAL CONTRACTS

Other than the Shareholder Rights Plan disclosed under the heading “Description of Capital Structure”, the Company is not a party to any material contracts as defined in National Instrument 51-102.

EXPERTS

KPMG LLP, independent registered chartered accountants, have audited the Company’s consolidated financial statements as at December 31, 2011 and 2010, and for each of the years in the three year period ended December 31, 2011 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                 may be found on the System for Electronic Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document and Gathering Retrieval System (“EDGAR”) at www.sec.gov;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2011 and 2010.